EXHIBIT 99.1

T 604.682.3701 F 604.682.3600 ir@levon.com www.levon.com Suite 900, 570 Granville Street Vancouver, BC V6C 3P1

TSX Trading symbol: LVN
US OTC: LVNVF
April 28, 2014	Berlin & Frankfurt: LO9

LEVON CORRECTS SILVER EQUIVALENT CALCULATIONS IN FEBRUARY 26, 2014 PRESS RELEASE

Levon Resources Ltd. (“Levon” or “the Company”) (TSX Symbol: LVN) has identified calculation errors in the silver equivalent (Ag Eq) values for the composited drill hole intersections reported in its press release of February 26, 2014 (the “Press Release”). The silver equivalent calculations contained in the Press Release understated the actual calculated silver equivalent for the reported drill hole composites by approximately 5.4% due to an error in the metal prices used in the calculation.

The Ag Eq values in the Press Release were presented in a series of five tables, and certain of these values were mentioned in the accompanying text in the Press Release. The correct values appear in the tables below and will be posted for all the holes on the Levon website (www.levon.com). The corrected composite widths are unchanged and are reported in metres (m) and feet (ft), and calculated Ag Eq in grams per ton (g/t) Ag Eq, and ounces per ton (oz/t) Ag Eq.

Table 1. Hole C13-253 drill hole assay composites* (Corrected Ag Eq, g/t, and oz/t calculated in m and ft)

HoleID	From m	To m	Interval m	Interval ft	g/t Ag Eq.	oz/t Ag Eq.	g/t Ag	g/t Au	% Zn	% Pb
C13-253	0	216	216	708.7	36.09	1.16	23.33	0.059	0.17	0.21
Including C13-253	118	142	24	78.7	109.92	3.53	83.94	0.194	0.16	0.50
C13-253	232	406	174	570.9	35.17	1.13	15.11	0.02	0.35	0.35
Including C13-253	252	272	20	65.6	61.73	1.98	30.75	0.043	0.47	0.60
Including C13-253	308	342	34	111.5	54.36	1.75	21.87	0.018	0.63	0.52
Including C13-253	364	376	12	39.4	40.36	1.30	19.27	0.022	0.33	0.41
C13-253	422	520	98	321.5	101.57	3.27	37.64	0.032	1.48	0.80
Including C13-253	462	478	16	52.5	49.29	1.58	9.30	0.029	1.25	0.17
Including C13-253	484	512	28	91.9	292.31	9.40	109.14	0.062	4.08	2.51
C13-253	634	694	60	196.9	23.61	0.76	7.71	0.013	0.28	0.28
C13-253	742	752	10	32.8	26.45	0.85	10.16	0.015	0.32	0.25
C13-253	980	1086	106	347.8	42.62	1.37	16.05	0.019	0.62	0.32

* (USD$6.00 NSR/t cutoff grade. Ag Eq calculated using $25/oz Ag, $1,000/oz Au, $1.00/lb Zn and Pb directly from the assays within the composited intervals).

Table 2. Hole C13-261 drill hole assay composites* (Corrected g/t Ag Eq)

HoleID	From m	To m	Interval m	Interval ft	g/t Ag Eq.	oz/t Ag Eq.	g/t Ag	g/t Au	% Zn	% Pb
C13-261	2	70	68	223.1	31.39	1.01	22.31	0.046	0.11	0.16
Including C13-261	14	32	18	59.1	85.17	2.74	62.75	0.104	0.23	0.44
C13-261	96	180	84	275.6	54.53	1.75	31.25	0.069	0.31	0.44
Including C13-261	96	106	10	32.8	64.01	2.06	38.94	0.061	0.29	0.54
Including C13-261	124	172	48	157.5	74.77	2.40	42.31	0.093	0.43	0.61
C13-261	192	338	146	479.0	28.53	0.92	9.94	0.071	0.35	0.23
Including C13-261	194	208	14	45.9	38.98	1.25	18.26	0.027	0.44	0.27
Including C13-261	256	280	24	78.7	52.49	1.69	17.08	0.052	0.66	0.56
C13-261	356	380	24	78.7	43.84	1.41	19.26	0.048	0.48	0.35
C13-261	400	416	16	52.5	19.82	0.64	9.33	0.032	0.21	0.13
C13-261	474	502	28	91.9	24.37	0.78	7.78	0.017	0.44	0.14

* (USD$6.00 NSR/t cutoff grade. Ag Eq calculated using $25/oz Ag, $1,000/oz Au, $1.00/lb Zn and Pb directly from the assays within the composited intervals).

Table 3. Hole C13-258 drill hole assay composites* (Corrected g/t Ag Eq)

HoleID	From m	To m	Interval m	Interval ft	g/t Ag Eq.	oz/t Ag Eq.	g/t Ag	g/t Au	% Zn	% Pb
C13-258	2	440	438	1437.0	20.72	0.67	11.48	0.034	0.18	0.11
Including C13-258	46	56	10	32.8	37.52	1.21	27.06	0.034	0.09	0.24
C13-258	456	550	94	308.4	107.20	3.45	34.26	0.038	1.80	0.80
C13-258	666	684	18	59.1	38.66	1.24	13.63	0.018	0.46	0.42

* (USD$6.00 NSR/t cutoff grade. Ag Eq calculated using $25/oz Ag, $1,000/oz Au, $1.00/lb Zn and Pb directly from the assays within the composited intervals).

Table 4. Hole C13-257 drill hole assay composites* (Corrected g/t Ag Eq).

HoleID	From m	To m	Interval m	Interval ft	g/t Ag Eq.	oz/t Ag Eq.	g/t Ag	g/t Au	% Zn	% Pb
C13-257	0	36	36	118.1	13.52	0.43	7.33	0.067	0.06	0.07
C13-257	46	322	276	905.5	53.03	1.70	20.18	0.106	0.64	0.41
Including C13-257	96	112	16	52.5	47.07	1.51	9.18	0.086	1.11	0.14
Including C13-257	166	186	20	65.6	58.18	1.87	9.78	0.106	1.56	0.06
Including C13-257	250	260	10	32.8	46.18	1.48	20.54	0.035	0.41	0.48
Including C13-257	270	320	50	164.0	150.89	4.85	63.88	0.3	1.02	1.71
C13-257	334	406	72	236.2	91.41	2.94	32.21	0.092	1.20	0.82
Including C13-257	374	390	16	52.5	268.29	8.63	101.40	0.162	3.05	2.80
C13-257	432	498	66	216.5	51.92	1.67	18.77	0.021	0.80	0.37
Including C13-257	454	486	32	105.0	81.11	2.61	31.75	0.029	1.15	0.61
C13-257	506	548	42	137.8	42.26	1.36	16.04	0.018	0.57	0.36
Including C13-257	530	542	12	39.4	76.81	2.47	27.20	0.028	1.04	0.73

* (USD$6.00 NSR/t cutoff grade. Ag Eq calculated using $25/oz Ag, $1,000/oz Au, $1.00/lb Zn and Pb directly from the assays within the composited intervals).

Table 5. Summary compilation of wide drill intercepts in the 14 reported holes (greater than 70 m widths)* (Corrected g/t Ag Eq)*

HoleID	From	To	Interval m	Ag Eq g/t	Interval ft	Ag Eq oz/t	Ag g/t	Au g/t	Zn %	Pb %
C13-251	0	252	252	36.49	826.6	1.17	15.01	0.085	0.45	0.21
C13-253	0	216	216	36.09	708.5	1.16	23.33	0.059	0.17	0.21
C13-253	232	406	174	35.17	570.7	1.13	15.11	0.02	0.35	0.35
C13-253	422	520	98	101.57	321.4	3.27	37.64	0.032	1.48	0.80
C13-253	980	1086	106	42.62	347.7	1.37	16.05	0.019	0.62	0.32
C13-254	0	332	332	35.15	1089.0	1.13	15.79	0.075	0.40	0.20
C13-255	262	402	140	37.39	459.2	1.20	13.00	0.052	0.62	0.19
C13-256	0	200	200	36.98	656.0	1.19	15.50	0.107	0.46	0.17
C13-257	46	322	276	53.03	905.3	1.70	20.18	0.106	0.64	0.41
C13-257	334	406	72	91.41	236.2	2.94	32.21	0.092	1.20	0.82
C13-258	2	440	438	20.72	1436.6	0.67	11.48	0.034	0.18	0.11
C13-258	456	550	94	107.20	308.3	3.45	34.26	0.038	1.80	0.80
C13-259	148	220	72	45.41	236.2	1.46	18.64	0.085	0.67	0.19
C13-260	0	84	84	20.81	275.5	0.67	6.10	0.047	0.41	0.06
C13-260	238	310	72	41.92	236.2	1.35	14.78	0.029	0.68	0.26
C13-261	96	180	84	54.53	275.5	1.75	31.25	0.069	0.31	0.44
C13-261	192	338	146	28.53	478.9	0.92	9.94	0.071	0.35	0.23
C13-262	10	148	138	28.27	452.6	0.91	13.80	0.053	0.33	0.12
C13-264	0	124	124	30.03	406.7	0.97	16.31	0.066	0.25	0.15
C13-265	2	84	82	16.95	269.0	0.54	10.16	0.036	0.13	0.07

(USD$6.00 NSR/t cutoff grade. Ag Eq calculated using $25/oz Ag, $1,000/oz Au, $1.00/lb Zn and Pb directly from the assays within the composited intervals).

Assay Reporting

•	The final lab assays for Ag, Au, Zn, and Pb from the 2 m sawed and continuously sampled core intercepts are summarized in this press release.
•
Assays and calculated silver equivalent grams per metric tonne (g/t Ag Eq) are reported for the composited drill intersections in metres (m) and also in feet (ft), and troy ounces per metric tonne (oz/t Ag Eq).

•
Drill hole assay composites were calculated using the metal prices and cut offs that Independent Mining Consultants (IMC) and M3 Engineering and Technology (M3) used in their calculation of the Cordero resource, (see July 31, 2012 technical report, as amended and restated May 10, 2013) and modeling in the Preliminary Economic Analysis (PEA) (see March 12, 2012 PEA, as amended and restated May 8, 2013). The PEA provides the details of the NSR/t cutoff grade modeling. Management believes the metal prices used in the PEA continue to be realistic long term estimates, and the prices used are: USD$25/oz Ag, $1,000/oz Au, $1.00/ Pb Zn and Pb.

•	Composite intervals were selected using a USD $6 NSR/t cutoff, which equates to about 10 g/t Ag Eq. Minimum down hole grade continuity is 10 m in any of the composites.
•	The composites were calculated directly from the assays and represent in-situ Ag Eqs.

Qualified Person

Vic Chevillon, AIPG QPG # 11054, the Company's VP, Exploration and a qualified person as such term is defined in NI 43-101 of the Canadian Securities Administrators has reviewed and approved this news release.

About Levon Resources

Levon is a well-funded gold and precious metals exploration Company, exploring the company's 100% owned flagship Cordero bulk tonnage silver, gold, zinc, and lead project near Hidalgo Del Parral, Chihuahua, Mexico.

Levon's most recent mineral resource estimate is contained in a technical report prepared by IMC titled “Cordero Project June 2012 Mineral Resource Update, Chihuahua, Mexico” dated July 31, 2012, as amended and restated May 10, 2013, which is filed under the Company’s profile at www.sedar.com.

For further information, contact the Company IR Direct at 604-682-2991, or main office number 604-682-3701.

ON BEHALF OF THE BOARD

"Ron Tremblay"
______________________________
Ron Tremblay
President and Chief Executive Officer

Safe Harbour Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the Toronto Stock Exchange (“TSX”) nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.